UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

C-COR, Incorporated

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

125010108

(CUSIP Number)

Lawrence Investments, LLC
101 Ygnacio Valley Road, Suite 320
Walnut Creek, CA  94596
Attn:  President
Tel No.:  (925)-977-9060

Fax No.:  (925) 977-9099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125010108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tako Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,669,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,669,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5% (2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $17,500,000 in principal amount of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) an additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cephalopod Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,669,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,669,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5% (2)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $17,500,000 in principal amount of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, all of which are held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) an additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,669,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,669,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5% (2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $17,500,000 in principal amount of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, all of which are held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) an additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence J. Ellison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,338,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,338,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,338,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5% (2)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)  Represents 4,500,000 outstanding shares of Common Stock and 2,838,000 shares of Common Stock issuable upon conversion of an aggregate of $35,000,000 in principal amount of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, including 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of promissory notes of the issuer held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 50,449,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) an additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 2,838,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon conversion of the notes held directly and indirectly by the reporting person.

This statement on Schedule 13D (“Schedule 13D”) relating to C-COR Incorporated, a Pennsylvania corporation, is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on January 10, 2005 (the “Schedule 13G”).  The Schedule 13G is superseded in its entirety by the information provided in this Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock (“Common Stock”) of C COR, Incorporated, a Pennsylvania corporation (“C-Cor” or the “Issuer”).  The principal executive offices of the Issuer are located at 60 Decibel Road, State College, PA 16801.

Item 2.	Identity and Background

This statement is being filed jointly by:  (A) Tako Ventures, LLC; (B) Cephalopod Corporation; (C) Lawrence Investments, LLC; and (D) Lawrence J. Ellison, who are together referred to as the “Reporting Persons.”  This Schedule 13D relates solely to, and is being filed for, the investment by Tako, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation.  This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Tako, Cephalopod, and Lawrence Investments.

(A)          Tako Ventures, LLC

Tako Ventures, LLC (“Tako”) is a California limited liability company whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.  Tako’s principal business is to make and hold investments made on behalf of Mr. Ellison.  Tako has no executive officers or directors.  Tako is managed directly by its members, Cephalopod Corporation (which is the managing member) and Lawrence Investments, LLC.

(B)           Cephalopod Corporation

Cephalopod Corporation (“Cephalopod”) is a California corporation whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.  Cephalopod’s principal business is to manage and act as a holding company for entities that make and hold private equity investments made on behalf of Mr. Ellison.  Mr. Ellison is the Chief Executive Officer and Chief Financial Officer of Cephalopod.  Philip B. Simon is the sole director of Cephalopod and also the President and Secretary of Cephalopod.

(C)           Lawrence Investments, LLC

Lawrence Investments, LLC (“Lawrence Investments”) is a California limited liability company whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.  Lawrence Investment’s principal business is to manage and act as a holding company for entities that make and hold private equity investments made on behalf of Mr. Ellison.  Lawrence Investments has no directors.  Lawrence Investments is managed by its members, who are the Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (the “Ellison Trust”), Philip B. Simon and Steven B. Fink.  Mr. Fink is the Chief Executive Officer of Lawrence Investments, and Mr. Simon is the President of Lawrence Investments.

Mr. Ellison is the sole beneficiary and a co-trustee of the Ellison Trust.  Mr. Simon is the other co-trustee of the Ellison Trust.  The Ellison Trust was formed under the laws of the State of California, its principal business is to hold the assets and estate of Mr. Ellison, and its business address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

Mr. Fink is a citizen of the United States of America.  His principal employment is as Chief Executive Officer of Lawrence Investments, and his principal business address is 1250 4th Street, Santa Monica, CA 90401.

Mr. Simon is a citizen of the United States of America.  His principal employment is as a principal of Howson & Simon LLP, an accounting and wealth management advisory firm.  His principal business address is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(D)          Lawrence J. Ellison

Lawrence J. Ellison is a citizen of the United States of America.  His principal employment is as Chief Executive Officer of Oracle Corporation.  Mr. Ellison’s and Oracle’s business address is 500 Oracle Parkway, Redwood Shores, CA 94065.  Oracle is the world’s largest provider of enterprise software.  For purposes of the federal securities laws, Mr. Ellison may be deemed to be the person ultimately in control Tako, Cephalopod and Lawrence Investments.

During the last five years, none of the Reporting Persons, and neither the Ellison Trust, Mr. Simon nor Mr. Fink, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of C-Cor beneficially owned by the Reporting Persons was acquired by them in consideration of the acquisition by C-Cor of the business assets of nCUBE Corporation (“nCUBE”).  nCUBE is a privately held company based in Beaverton, Oregon that is substantially owned and controlled by the Reporting Persons.

On December 31, 2004, nCUBE transferred substantially all of its business assets to nCUBE Sub, LLC (“Sub”), and nCUBE then sold all of the membership interests in Sub to a wholly-owned, indirect subsidiary of C-Cor, pursuant to the terms of a Member Interest Purchase Agreement, dated October 20, 2004, as amended, by and among C-Cor, its subsidiary, nCUBE, and Sub (the “Sale Agreement”).  A copy of the Sale Agreement is attached hereto as Exhibit 1, and a copy of an amendment to the Sale Agreement is attached hereto as Exhibit 2.

In partial consideration for the sale of the business assets of nCUBE, Tako and the Ellison Trust, as creditors of nCUBE, received an aggregate of 4,500,000 shares of C-Cor Common Stock and $35,000,000 in principal amount of general unsecured senior notes that are convertible into shares of C-Cor common stock (the “Convertible Notes”) pursuant to the terms of an Indenture by and between C-Cor and Wachovia Bank, National Association, as trustee (the “Indenture”). The Convertible Notes are convertible at the option of the holder into Common Stock of the Issuer at a conversion price of $12.33, subject to adjustment in certain circumstances.  At the initial conversion price, each $1,000.00 in principal amount of Convertible Notes is convertible into approximately 81.0905 shares of Common Stock.  Subject to certain exceptions, the Convertible Notes are convertible at the option of the holder at any time prior to December 31, 2009.  Of the 4,500,000 shares of Common Stock received by Tako and the Ellison Trust, 1,043,176 of such shares were deposited into an escrow account pursuant to the terms of the Sale Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock and Convertible Notes as consideration in the transaction described under Item 3, and hold the securities of C-Cor currently beneficially owned by them for general investment purposes.  They retain the right to change their investment intent.  On January 19, 2005, Steven B. Fink, who is a member and the Chief Executive Officer of Lawrence Investments, was elected to the Board of Directors of C-Cor.  There is no contractual or other obligation or arrangement between C-Cor and any of the Reporting Persons (or other persons who manage, own or control the Reporting Persons) with respect to the election of Mr. Fink to the Board of Directors of C-Cor.

Except as set forth herein or in the exhibits attached hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Amount beneficially owned:

Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3)
Lawrence J. Ellison: 7,338,000 (2)(3)

Percent of class:

Tako, Cephalopod, Lawrence Investments: 7.5% (4)
Lawrence J. Ellison: 14.5% (5)

(b)	Number of shares as to which each such person has:

	(i)	Sole power to vote or to direct the vote:

Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3)
Lawrence J. Ellison: 7,338,000 (2)(3)

	(ii)	Shared power to vote or to direct the vote:

n/a

	(iii)	Sole power to dispose or to direct the disposition of:

Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3)
Lawrence J. Ellison: 7,338,000 (2)(3)

	(iv)	Shared power to dispose or to direct the disposition of:

n/a

Notes:

(1)  Of the total amount shown:

(i)            2,250,000 outstanding shares of the Issuer’s Common Stock are held directly by Tako.

(ii)           Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to Tako upon conversion of $17,500,000 in principal amount of Convertible Notes held directly by Tako.  (See Item 3 for a summary of the terms under which these notes may be converted into shares of the Issuer’s Common Stock).

(2)  Of the total amount shown:

(i)            2,250,000 outstanding shares of the Issuer’s Common Stock are held directly by Tako.

(ii)           2,250,000 outstanding shares of the Issuer’s Common Stock are held by Lawrence J. Ellison (held of record by the Ellison Trust).

(iii)          Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to Tako upon conversion of $17,500,000 in principal amount of Convertible Notes held directly by Tako.  (See Item 3 for a summary of the terms under which these notes may be converted into shares of the Issuer’s Common Stock).

(iv)          Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to the Ellison Trust upon conversion of $17,500,000 in principal amount of Convertible Notes held directly by the Ellison Trust.  (See Item 3 for a summary of the terms under which these notes may be converted into shares of the Issuer’s Common Stock).

(3)   Cephalopod and Lawrence Investments together control Tako, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Tako.  Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.

(4)   Calculations are based on 49,030,542 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the Issuer’s Common Stock outstanding as of October 19, 2004, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the Issuer to the Reporting Persons on December 31, 2004, and (iii) 1,419,000 shares of Common Stock by which the outstanding Common Stock of the Issuer would increase as a result of the issuance of shares upon conversion of the Convertible Notes mentioned in footnote 1(ii).

(5)   Calculations are based on 50,449,542 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the Issuer’s Common Stock outstanding as of October 19, 2004, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the Issuer to the Reporting Persons on December 31, 2004, and (iii) 2,838,000 shares of Common Stock by which the outstanding Common Stock of the Issuer would increase as a result of the issuance of shares upon conversion of the Convertible Notes mentioned in footnote 2(iii) and (iv).

(c)           To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons and neither the Ellison Trust, Mr. Simon nor Mr. Fink has effected any transactions in the Common Stock during the past 60 days.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Ellison (holding of record under the Ellison Trust) and Tako acquired the shares of Common Stock and the Convertible Notes directly from the Issuer pursuant to the terms of a Member Interest Purchase Agreement, dated as of October 20, 2004 (the “Sale Agreement”).  A copy of the Sale Agreement and an amendment to the Sale Agreement are attached hereto as Exhibits 1 and 2, respectively.

Under the terms of the Sale Agreement, 1,043,176 of the shares of Common Stock issued to the Reporting Persons pursuant to the Sale Agreement are held in escrow pursuant to an Escrow Agreement dated December 31, 2004.  Such shares are to be released from the escrow account at the end of a period of time determined based on the date of filing of C-Cor’s Annual Report on Form 10-K for the fiscal year ending June 30, 2005 and on the number of days until receipt by C-Cor of the

Supplemental Financial Statements (as defined in the Sale Agreement). A copy of the Escrow Agreement is attached hereto as Exhibit 3.

Tako and the Ellison Trust have entered into Lock-Up Agreements, dated December 17, 2004, pursuant to which Tako and the Ellison Trust have agreed not to sell, loan, transfer, pledge or agree to sell, loan, transfer or pledge 50% of the shares of Common Stock received by them or deposited into escrow pursuant to the Sale Agreement.  A form of the Lock-Up Agreement is attached hereto as Exhibit 4.

The Convertible Notes were issued pursuant to the terms of the Indenture by and between C-Cor and Wachovia Bank, National Association, as trustee.  The Convertible Notes bear interest at the annual rate of 3.5%, payable semi-annually.  The Convertible Notes are general unsecured obligations, and rank equal in right of payment to all other existing and future unsecured and unsubordinated indebtedness of C-Cor.  Beginning December 31, 2007, C-Cor, at its option, may call the Convertible Notes by paying principal and accrued interest, as set forth in the Indenture.  A copy of the Indenture and the form of the Convertible Note are attached hereto as Exhibits 5 and 6, respectively.

The foregoing descriptions of, and references to, the Sale Agreement, amendment to the Sale Agreement, Escrow Agreement, Lock-Up Agreements, Indenture and Convertible Notes are qualified in their entirety by reference to the applicable documents, which are attached as Exhibits 1, 2, 3, 4, 5 and 6 hereto, respectively.

The operating agreements and other charter documents of Tako, Cephalopod and Lawrence Investments include provisions with respect to the ownership and distribution of securities held by those entities.  Under those agreements and charter documents, Mr. Ellison effectively owns and controls all the assets and securities held by those entities, including the securities of the Issuer beneficially owned by them.  Mr. Fink and Mr. Simon, as members of Lawrence Investments, each have an allocated minority interest in the overall profits and losses in the investments made or managed by Lawrence Investments, including the investments represented by the securities of C-Cor held by the Reporting Persons.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, among the persons enumerated in Item 2, or between them and any other person, with respect to any securities of C-Cor, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1         Member Interest Purchase Agreement, dated as of October 20, 2004, by and among C-Cor Incorporated, Broadband Management Solutions LLC, nCUBE Corporation and nCUBE SUB LLC, (incorporated by reference to

Exhibit 2.1 of C-Cor’s Form 10-Q for the quarter ended September 24, 2004, filed November 3, 2004)

Exhibit 2         Amendment to Member Interest Purchase Agreement, dated as of December 30, 2004, by and among C-Cor Incorporated, Broadband Management Solutions LLC, nCUBE Corporation and nCUBE SUB LLC (incorporated by reference to Exhibit 2.2 of C-Cor’s Form 8-K, filed January 6, 2005)

Exhibit 3         Escrow Agreement, dated as of December 31, 2004, among Broadband Management Solutions, LLC, The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95, Tako Ventures, LLC, nCUBE Corporation and Law Debenture Trust Company of New York, as Escrow Agent

Exhibit 4         Form of Lock-Up Agreement, dated December 17, 2004

Exhibit 5         Indenture, dated as of December 31, 2004 between C-Cor Incorporated and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of C-Cor’s Form 8-K, filed January 6, 2005)

Exhibit 6         Form of 3.5% Convertible Senior Unsecured Notes due 2009 (incorporated by reference to Exhibit A to Exhibit 4.1 of C-Cor’s Form 8-K, filed January 6, 2005)

Exhibit 7         Joint Filing Agreement, dated as of January 28, 2005, by and among Tako Ventures, LLC, Cephalopod Corporation, Lawrence Investments, LLC, and Lawrence J. Ellison

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005

Lawrence Investments, LLC

/s/ Philip B. Simon
Name: Philip B. Simon
Its: Member

Tako Ventures, LLC
By: Cephalopod Corporation, Member

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence J. Ellison

	By:	/s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

Cephalopod Corporation

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

EXHIBITS

3

Escrow Agreement, dated as of December 31, 2004, among Broadband Management Solutions, LLC, The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95, Tako Ventures, LLC, nCUBE Corporation and Law Debenture Trust Company of New York, as Escrow Agent

4	Form of Lock-Up Agreement, dated December 17, 2004

7	Joint Filing Agreement